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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 10 2017

Washington DC 409

SEC FILE NUMBER
8-67781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Rhino Trading Partners, LLC 1350 6th Ave. 2nd Floor

(No. and Street)

NY	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J Schilling (646-790-8966)

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA

(Name – *if individual, state last, first, middle name*)

375 Passaic Ave. Ste. 200	Fairfield	NJ	07004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED 2017 MAR 13 PM 2:43 SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael J Schilling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rhino Trading Partners, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

3/1/17

Notary Public


SEAN JAMES WYNNE
Notary Public – State of New York
NO. 01WY6354528
Qualified in New York County
My Commission Expires Feb 13, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

To the Members of
Rhino Trading Partners, LLC
New York, NY

We have audited the accompanying statement of financial condition of Rhino Trading Partners, LLC as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of Rhino Trading Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles use and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rhino Trading Partners, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Rhino Trading Partners, LLC's financial statements. The supplemental information is the responsibility of Rhino Trading Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, NJ
February 28, 2017

RHINO TRADING PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 332,969
Due from brokers	287,021
Prepaid expenses	42,782
Investment in funds, at fair value (Note 8)	920,762
Fixed assets, at cost (net of accumulated depreciation of $27,393)	-
TOTAL ASSETS	$1,583,534

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Other investments, at fair value (Note 7)	$ 2,191
Accrued expenses and accounts payable	73,046
Total liabilities	75,237
Members' equity:	
Total members' equity	1,508,297
TOTAL LIABILITIES AND MEMBERS' EQUITY	$1,583,534

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Rhino Trading Partners, LLC (the "Company"), was formed as Bluestone Trading Partners, LLC on September 7, 2007 in the State of New York, and changed its name on October 4, 2007. The Company registered with the Securities and Exchange Commission (the "SEC") and became a broker-dealer on May 28, 2008. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company will continue indefinitely, unless terminated by Management.

The Company operates as an executing broker and is exempt from SEC Rule 15c3-3 under Section (k)(2)(ii).

The Company records transactions in securities and commission revenue and expense on a trade-date basis. The three main revenue streams come from commissions earned through execution business, fees earned through distribution of the firm's products and capital gains earned through its outside investments.

The Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their tax returns. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information becomes available, or when an event occurs that requires an adjustment. The Company is subject to New York City unincorporated business tax, for which a provision is recorded on the Statement of Operations. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2012.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation is provided on a straight-line basis using estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation expense for 2016 was zero.

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820 defines fair value and establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

NOTE 2 NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $546,944, which was $446,944 in excess of its required net capital of $100,000 and the Company's net capital ratio was 0.13 to 1.

NOTE 3 COMMITMENTS AND CONTINGENCIES

On July 25, 2016 the Company renewed a lease agreement for office space from December 1, 2016 until November 30, 2017 with a monthly rate of $7,345.

As of December 31, 2016, future minimum lease rental payments were as follows:

For the year ending December 31:

2016	$ 80,795
Total	$ 80,795

Rent expense for 2016 aggregated to $104,502 and is included in the Rent and Occupancy expense line item on the Statement of Operations.

For the year ended and as of December 31, 2016, the Company has not recognized any liability in its financial statements for any lawsuit or potential lawsuits.

The Company had no equipment rental commitments, no underwriting commitments, and no contingent liabilities at December 31, 2016 or during the year then ended.

NOTE 4 GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has not issued any guarantees effective at December 31, 2016 or during the year then ended.

NOTE 5 DUE FROM BROKERS

The amount due from brokers at December 31, 2016 was $287,021. Rhino clears certain of its customer transactions through other brokers on a fully disclosed basis. The amount due from brokers relates to the these transactions.

NOTE 6 CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily included broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 FAIR VALUE MEASUREMENTS

The Company's other investments, at fair value, consists of an equity investment in a start-up company. See Note 1 for a definition and discussion of the Company's policies regarding the fair value hierarchy. The valuation level is not necessarily an indication of risk or liquidity associated with the investment. Transfers between levels are recognized at the end of the reporting period.

The following table presents a reconciliation of the Level 3 investments measured at fair value for the year ended December 31, 2016.

	Investment
Level 3 - Balance December 31, 2015	$ 314
Decrease in value	(2,505)
Level 3 - Balance December 31, 2016	$ (2,191)

NOTE 8 INVESTMENT IN FUNDS

As of December 31, 2016, the Company was invested in two unrelated funds. The investment objectives of the funds are primarily the maximization of appreciation through the investments in equity, debt and related instruments.

Cost is determined based on capital contributions to, and withdrawals from, the funds plus reinvested net income.

Both funds charge a management fee of 0.5% for each calendar quarter (2.0% per annum) of the Company's proportionate share of the net asset value of the fund.

The funds permit partial or full withdrawals during the year on a quarterly basis, upon 30 or 45 days prior notice.

The activities of the funds may include the purchase and sale of a variety of derivative financial instruments such as equity options, index options, swap agreements, futures and forward contracts and other similar instruments. These derivatives are used for trading purposes and for managing risk associated with their portfolio of securities and securities sold short. The use of derivative instruments may involve elements of market risk in excess of the amount recognized in the statement of assets and liabilities of the funds. The funds may limit their risk by holding offsetting security or option positions.

The Company, through investment in these funds, is subject to certain inherent risks arising from the funds investing activity of selling securities short and entering into forward contracts. The ultimate cost to acquire these securities or settle these contracts may exceed the liability reflected in the funds financial statements.

The Company values its investment in funds based on its proportionate share of the net asset value of the funds. The investment in funds are categorized in Level 2 of the fair value hierarchy as discussed in Note 1.

NOTE 9 SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which would require disclosure.